

February 20, 2014

<u>Via E-mail</u>
William H. McGill, Jr.
Chairman of the Board and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

> **Re: MarineMax, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 6, 2013**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed January 10, 2014**
> **Response dated February 7, 2014**
> **File No. 1-14173**

Dear Mr. McGill:

We have reviewed your response dated February 7, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

1. You state in your response to comment 2 in our letter dated January 24, 2014 that revenues associated with services is less than 10% of total revenues. However, we note your disclosure on page 11, which indicates that the aggregate percentage of revenues from maintenance, repair and storage services, F&I products, and brokerage and charter services exceeded 10% of total revenues in 2013. It also appears that aggregate revenues from such services exceeded 10% of total revenues in 2012 and 2011. Please explain to us what revenue streams you include in revenues from services and why any of the revenue streams above are properly included in sales of tangible products. In any event, it appears that you should separately disclose net sales from tangible products and

revenues from services and the amounts of cost of tangible products sold and cost of services in accordance with Rule 5-03 of Regulation S-X. Please advise.

Definitive Proxy Statement filed on Schedule 14A

Incentive Compensation, page 14

2. We note your response to comment 7 in our letter dated January 24, 2014. In future filings, please revise your disclosure to discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss in your disclosure any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Linda Cameron, Executive Assistant